UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Chelsea Therapeutics International, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15100K201

(CUSIP NUMBER)

January 4, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 15100K201

1.	NAME OF REPORTING PERSONS: LESTER E. LIPSCHUTZ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP or PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,607,669
6. SHARED VOTING POWER
7. SOLE DISPOSITIVE POWER 2,607,669
8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,607,669
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%(1)
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 15100K201

Item 1(a).	Name of Issuer:

Chelsea Therapeutics International, Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13590 Ballantyne Corporate Place, Unit 325

Charlotte, NC 28277

Item 2(a).	Name of Person Filing:

Lester E. Lipschutz

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Wolf, Block, Schorr and Solis-Cohen, LLP

1650 Arch Street - 22nd Floor

Philadelphia, PA 19103

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

15100K201

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Exchange Act;

(e)	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

SCHEDULE 13G

CUSIP No. 15100K201

(f)	[ ]	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

(i)	[ ]	Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: Mr. Lipschutz may be deemed the beneficial owner of 2,607,669 shares. Beneficial ownership consists of voting and dispositive power over (i) 1,248,432 shares owned by the Rosenwald 2000 Family Trusts for which Mr. Lipcshutz is the trustee; (ii) 417,363 shares owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust for which Mr. Lipschutz serves as the adviser; (iii) 313,958 shares owned by the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust for which Mr. Lipschutz is the trustee; (iv) 313,958 shares owned by the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust for which Mr. Lipschutz serves as the adviser; and (v) 313,958 shares owned by the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust for which Mr. Lipschutz serves as a trustee. Mr. Lipschutz disclaims beneficial ownership of these securities and the filing of this report is not an admission that Mr. Lipschutz is the beneficial owner of these securities.

(b) Percent of Class: 8.7%(1)

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 2,607,669

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 2,607,669

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: Not Applicable.

SCHEDULE 13G

CUSIP No. 15100K201

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As of December 15, 2004, Mr. Lipschutz serves as (i) trustee of the Rosenwald 2000 Family Trusts; (ii) adviser of the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust; (iii) trustee of the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust; (iv) adviser of the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust; and (v) trustee of the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust. Mr. Lipschutz has the power to direct receipt of the proceeds from a sale of the shares owned by each such trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2008
(Date)

/s/ Lester E. Lipschutz
(Signature)

Lester E. Lipschutz
(Name/Title)

(1)	Based on 29,917,454 shares issued and outstanding at November 8, 2007, as reported on a Form 10-Q for the quarterly period ended September 30, 2007.